Waldencast plc strengthens balance sheet position with the announcement of a trademark sale for Japan and refinancing of its credit facilities

NEW YORK, Nov. 14, 2025 (GLOBE NEWSWIRE) – Waldencast plc, (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today announced that it had sold its rights to the “Obagi” trademark in Japan to Rohto Pharmaceutical Co., Ltd. (“Rohto”) for USD $82.5 million.
Since 2002, Rohto has licensed the “Obagi” mark for use in the Japanese market to commercialize Rohto’s products. During that time, Rohto has developed a successful standalone and distinctive brand addressed to Japanese consumers with no operational or branding overlap with the global Obagi Medical brand. Royalties paid by Rohto under the previous licensing arrangements represented 3% of net revenue for the Obagi Medical business for the fiscal year ended December 31, 2024.
In addition, Waldencast entered into a new credit agreement with funds managed by entities of the Lumina Capital Management Ltda. Group (the “Lumina Credit Agreement”), with proceeds expected to be received by no later than November 17th, 2025 and used to repay in full all outstanding amounts under the Company’s existing facilities and fund working capital and general corporate purposes.
The Lumina Credit Agreement provides for a three-year secured first-lien term loan facility in an aggregate principal amount of $225 million. The new facility improves the Company’s liquidity position to invest in support of the growth of its Obagi Medical and Milk Makeup brands, while providing substantial flexibility on covenants through Q4 2026. The Company intends to use the majority of the proceeds received from the transaction with Rohto to promptly repay a significant portion of this loan facility, further deleveraging its balance sheet position.
As previously announced, the Company is currently undertaking a review of a broad range of strategic alternatives focused on maximizing shareholder value. The transactions announced today reflect the Company’s continued focus on improving its capital structure while the review is ongoing.
“This has been an important week for Waldencast and we are pleased to enter into these two transactions, both of which provide a source of funding that will substantially strengthen our balance sheet as we continue to explore a range of strategic options”, said Michel Brousset, Chief Executive Officer of Waldencast.
Lazard has acted as financial advisor to the Company with respect to the above referenced transactions.

About Waldencast
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Cosmeceuticals and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset-light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.
Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; our long-term strategy and future operations or operating results; the outcome of the strategic review initiated by the Board of Directors; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) our ability to recognize the anticipated benefits from any acquired business, including the Business Combination and the acquisition of Novaestiq; (ii) our ability to successfully implement our management’s plans and strategies; (iii) the outcome of the strategic review initiated by the Company’s Board of Directors which may not result in any transaction or if pursued, may not be completed on attractive terms; (iv) the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations; (v) the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance; (vi) the general impact of geopolitical events, including the impact of current wars, conflicts or other hostilities; (vii) the ongoing review of our results for the period ended June 30, 2025 and comparable periods, (viii) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of our Board of Directors’ review further described in our annual report filed on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025 (the “Annual Report”) or any delay in publishing our financial statements by the prescribed regulatory deadlines; (ix) our ability to manage expenses, our liquidity and our investments in working capital; (x) any failure to obtain governmental and regulatory approvals related to our business and products, products, including our ability to obtain FDA approval with respect to the Saypha products; (xi) the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations; (xii) our ability to raise additional capital or complete desired acquisitions; (xiii) our ability to comply with financial covenants imposed by our credit agreement and the impact of debt service obligations and restricted debt covenants; (xiv) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s inability to implement its business plans or meet or exceed its financial projections and changes; (xv) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; (xvi) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences; (xvii) any shifts in the preferences of consumers as to where and how they shop; (xviii) the impact of any unfavorable publicity on our business or products; (xix) changes in future exchange or interest rates or credit ratings; (xx) changes in, and uncertainty with respect to, laws, regulations, and policies, including as a result of the change in the U.S. administration; and (xix) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of the Annual Report, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

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